TeamUpSport Inc.
700 Gillard Street
Wallaceburg, ON N8A 4Z5

October 27, 2011

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Ryan Houseal

Re:          TeamUpSport Inc.
Registration Statement on Form S-1
Filed August 22, 2011
File No. 333-176429

Dear Mr. Houseal,

As per your comment letter dated September 16, 2011 and have filed an amendment to the S-1 which was originally filed August 22, 2011.  Please note that Jody Walker did not receive a copy of your letter by facsimile. We have responded to your comments in the same order in which they were presented.

General

1. Fee table corrected.

Risk Factors

General

2. Revised for clarity

3.   The following risk factor has been added.

Because our executive officer does not have experience in accounting and finance, there is a higher risk our business will fail.

Our sole officer and director does not have any experience accounting and finance and have never acted in this capacity for another company.  He will be responsible for preparing our financial statements and developing and assessing our internal control over financial reporting. As a result our business could suffer irreparable harm due to his lack of experience in accounting and finance.

“The costs to meet our reporting and other requirements as a public company subject to the Exchange Act of 1934…” page 6

4.  The term “and proxy statements” has been deleted.  Additionally, the risk factor has been revised to indicate that “immediately upon effectiveness, we will be required to file only those reports required by Section 15(d).

Plan of Distribution and Selling Shareholders, page 10

5. Disclosure added,

Description of Business, page 14

6. Revised to clarify.

Marketing, page 19

7. Revised for clarity.

Executive Compensation

Summary of Compensation Table, page 27

8. Revised for clarity.

Statement of Shareholders’ Equity. Page 38

9.   The financial statements for May 31, 2011 have been restated.

●
Please clarify the nature of your Subscriptions column in your statement of shareholders’ equity. In this regard, we note your disclosure elsewhere that you completed an offering of 2,866,698 shares of common stock on October 22, 2010 and an offering of 1,900,000 shares of common stock on June 1, 2011. Your disclosures from indicate proceeds from these offerings.

The Statement of Stockholders’ Equity has been revised to indicate details of the October 22, 2010 offering, i.e., shares, price and date.  Note that the subscription dated April 26, 2011 for $38,000 has been removed.

●	Tell us why the shares related to the offering completed on October 22, 2010 have not been issued as of May 31, 2011, as indicated in your statement of shareholders equity.

The shares were not issued as it was more administratively convenient to issue them with the second offering taken up by 31 individuals.   Nevada law permits delayed issue.

●	Please tell us why your statement of shareholders equity does not include a column for Additional paid in capital.

Statement revised accordingly.

●	Please tell us why you include the proceeds of $38,000 in your cash balance as of May 31, 2011. In this regard, we note your disclosure that this offering was completed on June 1, 2011.

The offering occurred subsequent to the balance sheet date, and therefore the cash collected prior was technically a loan to the Company.   The statements have been restated for the accounting error of including Loans within Subscriptions.  The $38,000 cash is now the proceeds of loans, reflected in the restatements.

Notes to financial Statements

10.  Notes to financial statements

Disclosures revised accordingly, with additions to Notes 1 and 2.

11. Note 1 revised accordingly.

Note 9, Subsequent Events, page 44

12.  Subsequent Events note revised to indicate July 25, 2011, to match the date of the audit report.

13.  Subsequent events revised to include the June 1, 2011 offering as a subsequent event.  The offering has been reported in the interim report of August 31, 2011.

Table of Exhibits, page 48

Exhibit 5.1

14. Revised Opinion provided with amended filing.

Yours truly,

/s/ Dennis Kjeldsen

Dennis Kjeldsen
President